UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number: 001-36901

Videocon d2h Limited

(Translation of registrant’s name into English)

1st Floor, Techweb Centre

New Link Road

Oshiwara Jogeshwari (West)

Mumbai 400 102 Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This Form 6-K is hereby incorporated by reference into the registration statement of Videocon d2h Limited (the “Company”) on Form F-4 (Registration Number 333-201870) and any outstanding prospectus, offering circular or similar document issued or authorized by the Company that incorporates by reference any of the Company’s reports on Form 6-K that are incorporated into its registration statements filed with the Securities and Exchange Commission, and this Form 6-K shall be deemed a part of each such document from the date on which this Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Videocon d2h Limited

Press Release

VIDEOCON d2h TO REPORT Q1 FY16 RESULTS

Mumbai, July 13, 2015 – Videocon d2h Limited (NASDAQ: VDTH) (“Videocon d2h” or the “Company”) will report its results for the quarter ended June 30, 2015 on Wednesday, July 22, 2015 after the US market close. Videocon d2h will file its results with the SEC on form 6-K, which, along with an updated corporate presentation, will be available on the company’s website – www.ir.videocond2h.com – and at www.sec.gov.

Saurabh Dhoot, Executive Chairman of Videocon d2h, along with senior management, will host two conference calls to discuss the results.

The following will represent Videocon d2h on the calls:

Saurabh Dhoot – Executive Chairman

Anil Khera – Chief Executive Officer

Rohit Jain – Deputy Chief Executive Officer

Avanti Kanthaliya – Chief Financial Officer

Nupur Agarwal – Head Investor Relations

Call time and details are as under:

	Call #1	Call #2
Date	July 23, 2015	July 23, 2015

Time	11:00 am India time	6:30 pm India time
	1:30pm HK time	9:00pm HK time
	6:30am UK time	2:00pm UK time
	1:30am NYC time	9:00am NYC time

Dial in details
India	+91 22 3960 0692 / +91 22 6746 5992	+91 22 3960 0692 / +91 22 6746 5992
Hong Kong	+852 5808 2465	+852 5808 2465
Singapore	800 120 6433 / 800 101 1977	800 120 6433 / 800 101 1977
USA	1 877 271 3944 / 1 877 808 8402	1 877 271 3944 / 1 877 808 8402
UK	0 808 168 6453 / 0 808 101 1132	0 808 168 6453 / 0 808 101 1132
Pin code	Not required	Not required

Playback details
Dial in	+91 22 3065 2322	+91 22 3065 2322
Playback ID	50732	88143

Note to Editors: About Videocon d2h

Videocon d2h is India’s fastest growing DTH service provider which offers over 500 channels & services. Videocon d2h also offers 35 HD channels. It launched India’s first 4K Ultra HD DTH channel. Videocon d2h offers India’s first 1,000 GB high definition digital video recorder and is the first DTH service provider to offer radio frequency remote control (available with high definition digital set top box with unlimited recording). Powered by the MPEG-4 and DVB-S2 technology, Videocon d2h offers services such as 12 picture-in-picture mosaic, d2h cinema, weather updates and multiple tickers to transform your TV into a hub of entertainment and knowledge. It offers high definition channels in 1080p, HDD Sound and 16:9 aspect ratio. Apart from these, it also offers the active music service, which includes 42 audio / video active music channels, 24-hrs a day. In addition, Videocon d2h provides round-the-clock prompt and efficient customer support in nine regional languages in addition to English and Hindi from eight dedicated customer care centres spread across seven locations.

Videocon d2h is one of the most valued Indian company on NASDAQ by equity market capitalization as of July 10, 2015 and was the first Indian media company to be listed on NASDAQ.

Investor relations contact:

India – Nupur Agarwal

nupur.agarwal@d2h.com

US – James Graf

jgraf@geacq.com

PR contact:

Jeff Pryor

jeff@prioritypr.net

Forward looking statements

This announcement may contain forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. We caution you that reliance on any forward-looking statement involves risks and uncertainties that might cause actual results to differ materially from those expressed or implied by such statements. These and other factors are more fully discussed in the Videocon d2h’s registration statement on Form F-4 filed with the SEC and available at http://www.sec.gov. All information provided in this announcement is as of the date hereof, unless the context otherwise requires. Other than as required by law, Videocon d2h does not undertake to update any forward-looking statements or other information in this announcement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 13, 2015

Videocon D2h Limited (Registrant)

By:	/s/ Saurabh Pradipkumar Dhoot
Name:	Saurabh Pradipkumar Dhoot
Title:	Executive Director